November 2, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris
Erin Jaskot
Blaise Rhodes
Lyn Shenk

Re:	Ozon Holdings Limited
Amendment No. 1 to
Draft Registration Statement on Form F-1
Confidentially submitted on October 13, 2020
CIK No. 0001822829

Ladies and Gentlemen:

This letter sets forth the responses of Ozon Holdings PLC (previously, Ozon Holdings Limited, the “Company”) to the comments contained in your letter, dated October 28, 2020, relating to Amendment No. 1 to the Draft Registration Statement on Form F-1, confidentially submitted by the Company on October 13, 2020 (“Amendment No. 1”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

The Company is herewith filing a Registration Statement on Form F-1 (the “Registration Statement”).

Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Amended Draft Registration Statement on Form F-1

Power network effects from superior buyer and seller value propositions, page 6

1.	We note your revisions in the final paragraph of this risk factor. Please revise, where appropriate, to disclose how your define large retailer, medium-sized merchants, and SMEs.

In response to the Staff’s comment, the Company has revised its disclosure to include a description of how it categorizes its various sellers into “large,” “medium-sized” and “SMEs.” Please see pages [7] and [119] of the Registration Statement. The Company respectfully advises the Staff that the categorization is based on an algorithm that uses various weighted criteria, including, mainly, the value of goods sold. Further, the Company respectfully advises the Staff that it has revised its disclosure to replace certain references to “GMV,” where the relevant metric is meant to exclude services, to “value of goods sold” (which is inclusive of value added taxes, net of discounts, returns and collections) to ensure that readers of the Registration Statement are better able to distinguish references to “GMV incl. services” from GMV (as originally used but now replaced with “value of goods sold”).

November 2, 2020

Scalable business model enabled by third-party partners, page 8

2.

We note your reference to the uberization of your delivery process. Please revise your risk factors to disclose whether there are legal uncertainties related to your engagement with self-employed couriers. In this regard, please address whether there are risks to your business if the self-employed couriers are determined by legislative or judicial action to be employees of your company. Revise throughout the registration statement, as necessary.

The Company respectfully advises the Staff that the legal uncertainties related to the Company’s engagement with self-employed couriers relate to a risk that the Russian authorities may reclassify relationships with some of the self-employed couriers engaged by the Company into labor (employment) relationships if such individuals are deemed to be regularly and predominantly working for the benefit of the Company’s Russian subsidiaries. If such reclassification takes place, it may result in the assessment of additional taxes and penalties on the Company’s Russian subsidiaries.

In response to the Staff’s comment, the Company has revised its disclosure in the “We may be subject to additional personal income tax…” risk factor appearing on page 50 of Amendment No. 1 and moved it to the subsection “Risks Relating to Our Business and Industry” from the subsection “Risks Relating to Russian Taxation” of the “Risk Factors” section of the Registration Statement. Please see pages [26] to [27] of the Registration Statement.

Risk Factors, page 22

3.

We note your risk factor disclosure at pages 33 and 38 and elsewhere in this section about various sanctions imposed on Russia by the United States, EU countries, and Canada. Please expand your discussion to provide additional detail about how the sanctions could impact your business, if at all, including whether there is a material risk that your business could specifically be subject to such sanctions and any penalties based on the application of the sanctions. In addition, to the extent there are ambiguities about what activities the sanctions preclude, please explain how such ambiguities may impact your business, including your operations in Crimea, to the extent material.

In response to the Staff’s comment, the Company has revised its disclosure in the “We engage in de minimis activities related to Crimea…” and “The adoption, maintenance and expansion of international embargo, economic or other sanctions against Russia…” risk factors of the “Risk Factors” section of the Registration Statement. Please see pages [34] to [35] and [39] to [40] of the Registration Statement.

The Company respectfully advises the Staff that it does not believe that there is a material risk that it could become target of U.S. sanctions because: the Company is not owned by the Russian state and none of its private shareholders is subject to such sanctions; the Company does not operate in the sectors of the Russian economy that have been identified as potential targets of sectoral sanctions in Executive Order 13662 and directives of the U.S. Treasury; and there is no pending legislation in the U.S. Congress targeting the e-commence sector. The Company is also not aware of any current or pending legislation in the EU or Canada that it believes is likely to lead to imposition of sanctions on the Company.

November 2, 2020

Our business may be materially adversely affected by the COVID-19 pandemic, page 35

4.

Please confirm whether the exemption from mobility restrictions and the 1% internet acquiring fee limit are the only material support provided as a result of being named a systemically important company. In this regard, please revise your disclosure to explain the operation of the 1% internet acquiring fee limit and the benefit you received as a result of its introduction.

The Company respectfully advises the Staff that the exemption from mobility restrictions and the 1% internet acquiring fee limit are the only material support that was provided to the Company as a result of being named a systemically important company. The Company has revised its disclosure to explain the operation of the 1% internet acquiring fee limit (renaming it as “online payment processing fee” to better relay the nature of the concept) and quantify the benefits that it received as a result of its introduction. Please see pages [36] and [83] of the Registration Statement.

One or more of our subsidiaries may be forced into liquidation, page 44

5.

We note your response to prior comment 11. Please revise to disclose, if true, that you and your subsidiaries are currently compliant with applicable legal requirements, as noted in your supplemental response. Also, with a view toward disclosure, please tell us whether the legislative requirement related to net assets is permanently withdrawn or has simply been suspended for 2020 and may be re-instated next year.

In response to the Staff’s comment, the Company has revised its disclosure to indicate that it believes that the Company and its subsidiaries are currently compliant with the applicable legal requirements and to indicate that the legislative requirement related to net assets has been temporarily suspended for 2020 due to the COVID-19 pandemic. If the requirement is reinstated in 2021, the Company expects to take all necessary measures aimed at ensuring the net assets of Internet Solutions LLC will be positive by the required time so as to continue to be in compliance with the requirements. Please see page [46] of the Registration Statement.

Anti-takeover provisions in our organizational documents

Neither Cyprus nor the broader EU law, page 59

6.

Your disclosure indicates that holders of your Class A shares may trigger the requirement to make a tender offer if they acquire, together with concert parties, 43% or more of the voting rights in your ordinary shares. Please disclose the percentage that each of the Class A holders will own following the offering and explain whether the holders of the Class A shares may combine their holdings to trigger the mandatory tender offer. Please also disclose whether you are authorized to issue additional Class A shares.

In response to the Staff’s comment, the Company has revised its disclosure to indicate that following the offering, each of its principal shareholders holding Class A shares is expected to hold less than 43% of the voting rights in the Company’s shares since upon conversion of all convertible instruments convertible at the offering and prior to dilution as a result of the issuance of shares for the offering, the Company’s principal shareholders will hold less than 42% of the voting rights. The Company’s articles of association do not prohibit the holders of its Class A shares to combine their holdings to trigger the mandatory tender offer. Under its articles of associations, the Company is not authorized to issue additional Class A shares unless such issue is approved by holders of all issued Class A shares and a special resolution of the general meeting of shareholders. The Company has revised pages [60] and [61] of the Registration Statement accordingly.

November 2, 2020

ADSs holders may not be entitled to a jury trial, page 63

7.	Please revise this risk factor to further describe any questions as to enforceability of the jury waiver provision.

In response to the Staff’s comment, the Company has revised its disclosure to further describe the matters related to enforceability of the jury waiver provision. Please see pages [64] to [65] of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition, page 76

8.

We note your response to prior comment 15. To contextualize your results for the twelve month period ended June 30, 2020, please add disclosure at each reference to explain that the selected period includes the period during which you experienced increased demand for your products and services as a result of the pandemic.

In response to the Staff’s comment, the Company has revised its disclosure to indicate the period from April 2020 until June 2020 as the period during which it experienced increased demand for its products and services as a result of the COVID-19 pandemic. Please see pages [1] to [2], [78] and [113] of the Registration Statement. The Company has also added references to the impact of the lockdown measures, where appropriate, elsewhere in the “Management’s Discussion and Analysis of Financial Condition” section of the Registration Statement.

Key Indicators of Operating and Financial Performance, page 81

9.

In reference to your response to comment 13, we note that you define GMV to include revenue generated from activities beyond orders of merchandise on your platform, including revenue from services to your buyers and sellers, such as delivery, advertising and other services. Because the title “Gross Merchandise Value” implies the total of value of orders of only merchandise on your platform, we believe you should consider changing, for consistency, either the title or how you define GMV.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Registration Statement to refer to “GMV incl. services” so as to highlight to investors that the metric includes revenue from services to the Company’s buyers and sellers. This change in title appears wherever GMV is currently used, except for “Share of Marketplace GMV,” since only the value of goods processed through the Company’s platform is included in GMV of the Company’s Marketplace.

The Company further respectfully advises the Staff that GMV includes Marketplace commission, since, like GMV of the Company’s Direct Sales business, GMV of the Company’s Marketplace is calculated as the value of orders processed through the platform, which is equal to the gross amount of goods sold on the platform. The total value of goods processed through the Marketplace platform includes a commission that is retained by the Company, with the remainder of the proceeds passed on to the seller. As “GMV incl. services” reflects the total value of the goods sold on the Marketplace platform, the Company believes it is the proper way to quantify the volume of goods sold, in the same way as Direct Sales GMV is calculated. Thus, there is no double counting of Marketplace commission in GMV.

November 2, 2020

Results of Operations, page 84

10.

We note your response to comment 14. You disclose that Marketplace commission revenue increased due to an increase in Marketplace GMV and an increase in the effective Marketplace commission fee rate (calculated as Marketplace commission revenue as a percentage of Marketplace GMV) to 17.2% for the six months ended June 30, 2020 from 12.7% for the six months ended June 30, 2019. You also disclose that cost of sales increased due to the increase in volume of your goods sold, partially offset by improved purchasing power and the recovery from a temporary decrease in your prices introduced during the six months ended June 30, 2019 to stimulate our revenue growth.

As stated in our prior comment, please revise your disclosure on these accounts and others, as applicable, to quantify factors to which changes are attributed. In this regard, please also quantify the effects of changes in both price and volume on revenue and expense categories.

In response to the Staff’s comment, the Company has revised its disclosure in the “Results of Operations” subsection to further quantify the factors to which changes in the Company’s results of operations for the indicated periods are attributable. Please see pages [88] to [92] of the Registration Statement.

The Company respectfully advises the Staff that it has also further revised its disclosure explaining the Marketplace commission revenue change by including additional reference to the reasons behind Marketplace GMV (the total value of orders processed through the Company’s Marketplace) growth and the increase in the effective commission fee rate. The Company has also revised its disclosure explaining the change in cost of sales with reference to the number of buyers, the number of their orders and purchase frequency as these factors are the main drivers of this account increase. The Company believes that other factors, such as purchasing power gains, were not material drivers of the period-to-period change. Please see pages [88] to [89] and [91] of the Registration Statement.

With regard to the temporary decrease in your prices in 2019, please explain how this change in sales prices impacts cost of sales, if at all, and tell us why it is not a factor impacting sales of goods results.

The Company respectfully advises the Staff that the decrease in prices introduced in 2019 to stimulate its revenue growth did not impact the Company’s cost of sales as the reduction in prices was reflected through the decrease in the Company’s gross margin, as a percentage of GMV incl. services, to 13.9% in the year ended December 31, 2019 from 22.8% in the year ended December 31, 2018. The Company has revised its disclosure accordingly. Please see page [91] of the Registration Statement.

We also continue to believe your disclosures could be made more clear by refocusing the narrative text portion of the disclosure on analysis of the underlying reasons for changes instead of repeating dollar and percent changes included (or that could be included) in tables preceding the narrative text analysis.

In response to the Staff’s comment, the Company has revised the respective explanations of its accounts to include factors impacting particular line items and added absolute amounts and percentage of changes into the tables to further present the results of its operations in a tabular form in addition to the narrative text analysis. Please see pages [88] to [91] of the Registration Statement.

November 2, 2020

Direct Sales, page 121

11.	We are unable to locate a discussion of the terms of your agreements with logistics providers and fintech partners, as requested in our prior comment 21. Please revise accordingly.

The Company respectfully advises the Staff that, in relation to arrangements with its logistics providers, the products sold through its Direct Sales business are delivered to customers using the same delivery channels as goods sold through its Marketplace business. There is no separate logistics infrastructure network dedicated to its Direct Sales business. The Company has revised its disclosure to clarify that its Direct Sales business utilizes the same last-mile delivery network as its Marketplace business. Please see page [126] of the Registration Statement. The Company has also revised its disclosure to describe its first-mile delivery service engagement of domestic logistics companies for the transportation of products between its fulfillment centers and sorting hubs. Please see page [126] of the Registration Statement.

In response to the Staff’s comment, the Company has also revised its disclosure to provide additional details on its pick-up point franchise agreements with its franchisees. Please see pages [9] and [120] of the Registration Statement. The Company has also included disclosure on the service fees payable to the franchisees for servicing the collection of parcels at pick-up points, which is based on the volume of products collected from the relevant franchised pick-up point. Please see pages [9] and [120] of the Registration Statement.

In relation to the terms of the Company’s agreements with its fintech partners, the Company respectfully advises the Staff that these terms vary, including in relation to the commissions received by the Company, and it is not dependent on any one partner. The Company has revised its disclosure to provide additional details on its arrangement with its co-branded debit card partner RNKO Payment Center. Please see page [137] of the Registration Statement. The Company has also revised its disclosure to provide additional information about its arrangements with its finance partners for its OZON.Installment fintech product. Please see page [138] of the Registration Statement.

Regulation, page 136

12.

We note your revisions in response to prior comment 24 and re-issue the comment. Given the prominent disclosure throughout the registration statement about the uncertain legal and regulatory system in Russia, please further revise this section to describe the uncertainties associated with the material regulations discussed in this section. In this regard, we note as examples your risk factor disclosures at page 25 about the uncertain application of laws, regulations and changing enforcement practices in Russia, at page 32 about uncertain intellectual property rights, and at page 40 about the lack of clarity related to decentralization of authority and jurisdiction. We also note your references to underdeveloped or still maturing banking and insurance laws. To the extent that these risks or other risks related to the uncertainty in the Russian landscape are relevant to material regulations, please revise to explain.

In response to the Staff’s comment, the Company has further revised its disclosure to reflect the uncertainties associated with the material regulations discussed in the “Regulation” section of the Registration Statement and general Russian regulatory, enforcement and judicial landscape. Please see pages [141] to [148] of the Registration Statement.

November 2, 2020

Principal Shareholders, page 152

13.

We note your response to prior comment 26. While you state that Sistema and Baring Vostok Private Equity Funds make independent investment decisions, we continue to note that the parties appear to have identical beneficial ownership interests. With a view toward disclosure, please explain the full nature of the relationship between the two parties.

The Company respectfully advises the Staff that the Baring Vostok Private Equity Funds and Sistema are both independent financial investors with a wide portfolio of companies in which they invest. They have a different history of Ozon ownership and hold different investment portfolios apart from Ozon.

Funds advised by Baring Vostok Capital Partners Group Limited (and its predecessors) have been a key investor in Ozon since first acquiring shares in 2000. Sistema first invested in Ozon in 2014 and gradually increased its investment, eventually reaching the same stake as the Baring Vostok Private Equity Funds up to, but not exceeding, the threshold triggering the mandatory tender offer. However, until the end of 2019, Sistema’s stake in Ozon was lower compared to the Baring Vostok Private Equity Funds’ stake, and the two investors only held equal stakes during 2020.

The two investors are independent, with different investment strategies. There is no agreement or arrangement between them with respect to their ownership in Ozon, other than the pre-IPO shareholders’ agreement, which will terminate upon completion of the offering.

In response to the Staff’s comment, the Company has further revised its disclosure in relation to Sistema and the Baring Vostok Private Equity Funds. Please see page [158] of the Registration Statement.

* * * * *

If you have questions concerning this letter or submission, or require any additional information, please do not hesitate to contact me at +44 20 7786 9010 or by email (jcscoville@debevoise.com) or my partner, Alan Kartashkin, at +7 495 139 40 00 or by email (akartashkin@debevoise.com).

Very truly yours,

/s/ James C. Scoville

James C. Scoville

cc:	Alexander Shulgin, Chief Executive Officer, Ozon

Artem Afanasyev, General Counsel, Ozon

J. David Stewart, Latham & Watkins LLP